Mail Stop 3561

May 2, 2008

Donna S. Doyle
Principal Accounting Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

      RE: CH Energy Group, Inc.
              File No. 0-30512
              Form 10-K for the year ended December 31, 2007
              Filed on February 13, 2008

              Central Hudson Gas & Electric Corporation
              File No. 1-3268
              Form 10-K for the year ended December 31, 2007
              Filed on February 13, 2008

Dear Mrs. Doyle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant